February 11, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles, Staff Accountant
Martin James, Senior Advisor

Re:	Fabrinet
Form 10-K for the Fiscal Year Ended June 26, 2020
Filed August 18, 2020
File No. 001-34775

Ladies and Gentlemen:

Fabrinet (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 29, 2021, relating to the Company’s Form 10-K for the fiscal year ended June 26, 2020 (File No. 001-34775) (the “Form 10-K”). In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Note 2. Summary of significant accounting policies
Revenue recognition, page 76

1.You disclose that revenues for contracts containing rebates and other similar allowances are recognized only if these estimates can be reasonably and reliably determined. Please tell us how this policy complies with ASC 606-10-32-5 through 606-10-32-7, and revise future filings to reflect your compliance with that guidance.

We respectfully acknowledge the Staff’s comments regarding our policy on rebates and other similar allowances. Rebates and other similar allowances are variable consideration in accordance with ASC 606-10-32-5 through 32-9 and are accounted for as a reduction to the transaction price on eligible contracts.

Application of ASC 606-10-32-5 through 606-10- 32-7 to a contract wherein the amount of consideration may vary due to potential rebates and allowance, may result in delayed revenue recognition as we assess our assumptions around estimating variable consideration when allocating the transaction price to the extent it is probable that there will not be a significant reversal of cumulative revenue recognized. For each of the three years in the period ended June 26, 2020, there were no material rebates or similar allowances offered to our customers.

Securities and Exchange Commission
February 11, 2021

There are no instances where we do not estimate rebates and allowances, and therefore, we will prospectively update our disclosures to clarify our policy. In our future annual reports on Form 10-K, we will update our disclosures in a manner substantially similar to the following:

“We estimate expected rebates and other similar allowances based on historical results taking into consideration the type of customer, the type of transaction and the specifics of each arrangement, and we consider such estimated rebates and other similar allowances as variable consideration when allocating the transaction price to the extent it is probable that there will not be a significant reversal of cumulative revenue recognized. The estimate is primarily based on the most likely level of consideration to be paid to the customer under the specific terms of each arrangement.”

Note 22. Business segments and geographic information, page 109
2.Refer to ASC 280-10-50-41 and please revise the note in future filings to address the following:
• Briefly identify the countries included in each of your North America, Asia-Pacific and Europe geographic regions.
• Disclose separately the revenues from external customers attributed to your customers in your country of domicile and to any other individual country where such revenues are material.
• Disclose separately long-lived assets in your country of domicile and, where material, in any individual foreign country.

We respectfully acknowledge the Staff’s comments regarding geographic information and advise the Staff that, in future annual reports on Form 10-K, we will modify and expand our geographic information disclosures in the notes to our financial statements to include the information set forth below for the applicable periods covered by such reports.

Securities and Exchange Commission
February 11, 2021

Total revenues are attributed to a particular geographic area based on the bill-to-location of the Company’s customer. Long-lived assets information is based on the physical location of the asset.
Revenues and long-lived assets by geographic region were as follows:

(amount in thousands)	Year Ended June 26, 2020		Year Ended June 28, 2019		Year Ended June 29, 2018
Revenue:
North America
U.S.	$829,567		$753,901		$639,921
Others (1)	1,321		2,377		3,315
		830,888		756,278		643,236
Asia-Pacific
Malaysia	190,574		192,048		201,191
Japan	101,588		122,226		112,163
Thailand	98,330		92,970		80,177
Hong Kong	92,655		110,732		37,242
China	48,192		62,262		55,555
Others	21,584		28,148		32,875
		552,923		608,386		519,203
Europe
Ireland	110,747		109,890		76,322
U.K.	67,589		31,164		56,607
Germany	45,628		37,431		30,133
Others	34,061		41,186		46,424
		258,025		219,671		209,486
Total revenue		$1,641,836		$1,584,335		$1,371,925

(1)Others includes revenues from external customers based in our country of domicile, the Cayman Islands, which for each year presented is $0.

(amount in thousands)	Year Ended June 26, 2020	Year Ended June 28, 2019	Year Ended June 29, 2018
Long-Lived Assets:
Thailand	$175,738	$160,273	$167,258
US	29,507	31,323	33,148
China	14,476	15,014	14,489
Cayman Islands	373	322	255
Others	8,180	3,754	4,490
	$228,274	$210,686	$219,640

Securities and Exchange Commission
February 11, 2021

Please do not hesitate to call me at +66 2-524-9600 if you have any questions or would like additional information regarding this matter. Thank you for your assistance.

Sincerely,
FABRINET

	By:	/s/ Csaba Sverha
Csaba Sverha
Executive Vice President, Chief Financial Officer

cc:	Colin Campbell, General Counsel, Fabrinet
Jose Macias, Wilson Sonsini Goodrich & Rosati
Erika Muhl, Wilson Sonsini Goodrich & Rosati
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